August 25, 2005

Zip+4 Code: 20549-0305

<u>Via Fax & U.S. Mail</u>
Fauquier Bankshares, Inc.
Eric P. Graap
10 Courthouse Square
Warrenton, Virginia 20186

> **Re: Fauquier Bankshares, Inc.**
> **Form 10-K for the Year Ended December 31, 2004**
> **File 000-25805**

Dear Mr.Graap:

We have reviewed your response letter dated August 11, 2005 and have the following comments. Where indicated, please provide us with the information requested. If you disagree, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

<u>Form 10-K For the Fiscal Year Ended December 31, 2004</u>

<u>Item 8- Financial Statements and Supplementary Data</u>

<u>Note 1- Nature of Banking Activities and Significant Accounting Policies</u>

<u>Principles of Consolidation, page 8</u>

1. We note your response to our prior comment. However, it remains unclear how you combined the accounts of the Fauquier Statutory Trust ("Trust I") into your consolidated financial statements. Please provide us with a schedule that details the accounts consolidated and eliminated through your consolidation procedures as well as their respective balances.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in electronic form, under the label "corresp" with a copy to the staff.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 or undersigned at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Joseph Foti
Senior Assistant Chief Accountant

Via facsimile: Eric P. Graap
(540) 349-7312